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                                                                   [MITTAL logo]
28 December 2005
For more information, please contact
Nicola Davidson
T  +44 (0)20 7543 1162
Paul Weigh
T +44 (0)20 7543 1172



                                                                    News release
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For immediate release

                 MITTAL STEEL COMPANY IN TALKS WITH BAOTOU STEEL

28th December 2005 - Mittal Steel Company confirms that it is involved in discussions with Baotou Iron and Steel Group Co., Ltd. about a possible participation in this company. It is however too early to comment on the likely outcome of these discussions.

About Mittal Steel

Mittal Steel Company is the world's largest and most global steel company. The company has operations in fourteen countries on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol "MT".




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